Exhibit 99.5

Designated Board of Management of Bayer Schering Pharma AG

Berlin/Leverkusen — The legal framework required for rapid implementation of the integration process will be put into place after an extraordinary general meeting of Schering AG in September. The new Board of Management of Bayer Schering Pharma AG will also be appointed at this time. The Board of Management will comprise the following:

Arthur J. Higgins — Management Board Chairman

Arthur J. Higgins, Head of the Bayer HealthCare (BHC) subgroup, will chair the Board of Management of the new company Bayer Schering Pharma AG in addition to his current duties. Arthur J. Higgins has been Chairman of the Bayer HealthCare Executive Committee since July 1, 2004, and, since January 1, 2006, Chairman of the Board of Management of Bayer HealthCare AG.

Arthur J. Higgins was born on March 6, 1956 in Airdrie, Scotland. He studied at Scotland’s Strathclyde University from 1974 to 1978, where he gained a Bachelor of Science (BSc) in biochemistry.

Arthur J. Higgins started his career in 1978 in Britain with Bristol-Myers. He subsequently worked for Sandoz (1979 to 1984) and Fisons (1984 to 1987) before moving to Abbott Laboratories in the USA (1987 to 2001), where he held positions of increasing responsibility in the international and domestic divisions, including a two-year posting in Germany. He was appointed President of the Pharmaceutical Products Division in Chicago in 1998. In this position, he was in charge of Abbott’s pharmaceuticals business in the United States with responsibility for global pharmaceutical research and development.

In 2001, Arthur J. Higgins was appointed Chairman and CEO of Enzon Pharmaceuticals headquartered in Bridgewater, New Jersey. In this function, he also served as Chairman of the Biotech Council of New Jersey and on the board of the USA’s National Pharmaceutical Council.

Higgins represents Bayer in the Executive Committee of the Pharmaceutical Research and Manufacturers of America (PhRMA), and is also a member of the Council of the International Federation of Pharmaceutical Manufacturers and Associations (IFPMA).

Dr. Ulrich Köstlin — Member of the Board of Management

Dr. Ulrich Köstlin will hold responsibility for the Primary Care, Gynecology & Andrology and Diagnostics Imaging product groups. He will also be in charge of the regional business in Europe, Asia and Japan. Köstlin was appointed to the Executive Board of Schering AG in 1994, with responsibility for Marketing and Sales and Schering AG’s regional businesses.

Ulrich Köstlin was born in Stuttgart, Germany, on December 31, 1952. He studied law at the University of Erlangen and the University of Tübingen in Germany and the University of Geneva in Switzerland. He holds a Dr. iur. from Tübingen University and a Master of Laws LL.M. from Pennsylvania Law School.

Dr. Köstlin began his career with Schering AG in 1982 as a management trainee. He served as General Manager for several subsidiaries of Schering AG in Latin America from 1983 to 1986 and was then appointed Head of the Pharma Division for Latin America and Canada. He served as Vice President Marketing and Sales and General Manager Diagnostic Imaging of Berlex Laboratories, Inc., USA, from 1990 to 1993 and as a member of the Pharma Executive Committee of Schering AG from 1993 to 1994.

Dr. Ulrich Köstlin is a member of the Supervisory Board of Schering Deutschland Holding AG, Hamburg, Germany and of ALBA AG, Berlin, Germany. He is the Chairman of the Board of Directors of Nihon Schering K.K., Japan and member of the Board of Directors of Schering Oy, Finland. He also is a Member of the Foundation Board of the H. Turnauer Foundation, Vaduz, Liechtenstein.

Professor Marc Rubin — Member of the Board of Management

Professor Marc Rubin will serve as Head of Research & Development at the new company. Professor Rubin was appointed to the Executive Board of Schering AG on October 1, 2003, with responsibility for product development, leading Schering’s preclinical and clinical development as well as global regulatory affairs and holding responsibility for Schering AG’s global Gynecology & Andrology, Specialized Therapeutics, and Oncology business units.

Marc Rubin was born in New York City on January 10, 1955. He was educated in the USA at Cornell University and Cornell University Medical College, New York, where he received his MD degree. He trained in internal medicine at the Johns Hopkins Hospital in Baltimore, Maryland, and in the subspecialties of oncology and infectious diseases at the National Cancer Institute, National Institutes of Health (NIH), Bethesda, Maryland. He started his academic career at the NIH, where he served on the senior staff of the Infectious Diseases Section, National Cancer Institute.

In 1990 he joined GlaxoSmithKline as Director of Infectious Diseases Clinical Research. During his time at GlaxoSmithKline, Professor Rubin held positions of increasing responsibility in global clinical and commercial development, overseeing programs in North America, Europe, Asia and Latin America. In 2001, he was appointed to the position of Senior Vice President of Global Clinical Pharmacology & Discovery Medicine.

Professor Rubin is Chairman of the Board of Directors of Schering Berlin Inc., USA and Berlex, Inc., USA. He also serves on the Board of Directors of Surface Logix Inc., Boston, USA and Schering Oy, Finland.

Dr. Gunnar Riemann — Member of the Board of Management

Dr. Gunnar Riemann will be in charge of the Oncology, Hematology and Cardiology, Dermatology and Specialty Therapeutics business units and will also be responsible for the regions Latin and North America. Dr. Riemann was appointed President of the Pharmaceuticals Division at Bayer on March 1, 2006, and has been a member of Bayer HealthCare’s Executive Committee since mid-July 2002. He is also a member of the Board of Management of Bayer HealthCare AG.

Gunnar Riemann was born in Hameln, Germany, on October 26, 1958. He studied pharmacy at Braunschweig Technical University where he obtained his Ph.D. in biochemistry with a doctorate written at the German Research Center for Biotechnology. Riemann started his career at Bayer in 1986 in the Health Care Sector’s Institute for Pharmaceutical Technology in Leverkusen, Germany. He was manager of a pharmaceuticals production plant from 1987 to 1991. From 1991 to 1994 he headed product development for OTC products at the Bayer subsidiary Miles Inc., Elkhart, Indiana, USA.

Riemann then returned to Leverkusen to head the Household Products Business Unit in the Consumer Care Business Group. In 1996 he took charge of the Asia/South America region and from 1999 to September 2001 he was in charge of the Consumer Care Business Group’s activities in Europe. He was subsequently appointed President of the Biological Products Business Group, headquartered in Research Triangle Park, North Carolina (USA). Riemann was also Executive Vice President and a member of the Executive Committee of Bayer Corporation. In January 2004 he was appointed President of the Animal Health Division.

Werner Baumann — Member of the Board of Management

Werner Baumann will be Head of Central Administration & Organization at Bayer Schering Pharma AG. He will also continue to hold responsibility for the entire Bayer HealthCare subgroup in this function. He will also be the management board member responsible for Human Resources and Production at Bayer Schering Pharma.

Werner Baumann has been a member of the Bayer HealthCare (BHC) Executive Committee and Head of Central Administration & Organization since July 1, 2002. On October 1, 2003, he was appointed to the Board of Management of Bayer HealthCare AG. Werner Baumann is also the Labor Director of Bayer HealthCare AG and since March 1, 2006, Head of BHC Business Development & Licensing.

Werner Baumann was born on October 6, 1962, in Krefeld, Germany. After studying economics at Aachen Technical University and Cologne University, he joined Bayer AG in Leverkusen in 1988. His first duties were in the Southwest Europe section of the Corporate Finance Department. In 1991 he transferred to Bayer Hispania Comercial in Barcelona, Spain, to take up a position as controller. He became assistant to the managing director there in 1995. One year later, Baumann moved to Bayer Corporation in Tarrytown, New York, where, most recently, he was in charge of the global Business Planning & Administration organization for the Diagnostics Business Group.

Berlin/Leverkusen, June 21, 2006

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Contacts:

Bayer AG:

Günter Forneck, phone +49 214 30 50446,

Email: guenter.forneck.gf@bayer-ag.de

Christian Hartel, phone +49 214 30 47686,

Email: christian.hartel.ch@bayer-ag.de

Schering AG:

Oliver Renner, phone +49 30 468 12431,

Email: oliver.renner@schering.de

Verena von Bassewitz, phone +49 30 468 192206,

Email: verena.vonbassewitz@schering.de

Note to editors:

Photos of the future members of the Board of Management of Bayer Schering Pharma are available on the Internet at www.bayer.com and www.schering.de.

Important information from Bayer AG:

This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Schering AG. The offer has been made by Dritte BV GmbH, a wholly-owned subsidiary of Bayer AG, for all bearer shares with no par value of Schering AG (including all bearer shares with no par value represented by American depository shares). The terms and conditions of the offer, including any possible extension of the acceptance period in case of a competing offer by a third party, have been published in the offer document after the permission of the German Federal Financial Supervisory Authority (Bundesanstalt fur Finanzdienstleistungsaufsicht, BaFin) has been obtained on April 12, 2006. Dritte BV GmbH also has filed a tender offer statement with the U.S. Securities Exchange Commission (SEC) with respect to the takeover offer. Investors and holders of shares and American depositary shares of Schering AG are strongly advised to read the tender offer statement and other relevant documents regarding the takeover offer filed by Dritte BV GmbH with the SEC because they contain important information. Investors and holders of shares and American depositary shares of Schering AG will be able to receive these documents free of charge at the SEC’s web site (http://www.sec.gov), or at the web site http://www.bayer.com.

This is not an offer of Bayer AG’s securities for sale in the United States. No such securities have been registered under the U.S. Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States must be made by means of a prospectus that contains detailed information about the issuer, its management and its financial statements.

Bayer AG has been granted exemptive relief from the provisions of Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, permitting it (or Dritte BV GmbH or certain of its other affiliates or financial institutions on its behalf) to make purchases of shares of Schering AG outside of the takeover offer until the end of the offer period, subject to certain conditions. Accordingly, to the extent permissible under applicable securities laws and in accordance with normal German market practice, Bayer AG, Dritte BV GmbH or its nominees or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, shares of Schering AG outside the United States, other than pursuant to the offer, before or during the period in which the offer is open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required by applicable securities laws.

The distribution of this announcement and the offer and sale of the securities described in this announcement in certain jurisdictions may be restricted by law. Any persons reading this announcement should inform themselves of and observe any such restrictions. This announcement may not be taken, distributed or transmitted, directly or indirectly, in any form in or into Italy or Canada.

This communication is directed only at persons who (i) are outside Italy, the United Kingdom, Canada or Japan or (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49 (2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as “relevant persons”). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

This announcement is not an offer of securities for sale in Germany and is not a listing prospectus according to the German Securities Prospectus Act (Wertpapierprospektgesetz) as amended, the Commission Regulation (EC) No 809/2004 of 29 April 2004 as amended, or any other laws applicable in Germany governing the issue, offering and sale of securities. Any investment decisions or advices for investment decisions should only be made or given based on a prospectus which also includes a section on risk factors.

Important information from Schering AG:

Schering Aktiengesellschaft has filed a solicitation/recommendation statement with the U.S. Securities and Exchange Commission relating to the tender offer for the ordinary shares and American depositary shares of Schering Aktiengesellschaft by Dritte BV GmbH, a wholly owned subsidiary of Bayer Aktiengesellschaft. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft are advised to read such solicitation/recommendation statement because it contains important information. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft may obtain such solicitation/recommendation statement, and other filed documents, free of charge at the U.S. Securities and Exchange Commission’s website (http://www.sec.gov) and at Schering Aktiengesellschaft’s website (http://www.schering.de).

Certain statements in this press release that are neither reported financial results nor other historical information are forward-looking statements, including but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Schering AG’s plans and objectives to differ materially from those expressed or implied in the forward-looking statements. Certain factors that may cause such differences are discussed in our Form 20-F and Form 6-K reports filed with the U.S. Securities and Exchange Commission. Schering AG undertakes no obligation to update publicly or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.